JAMES J. SPRING III SHAREHOLDER DIRECT DIAL NO.(713) 658-2572 E-MAIL: j.spring@chamberlainlaw.com

July 20, 2006

Ms. Tangela Richter
Branch Chief
Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Geokinetics Inc.
Amendment No. 2 to Form S-1
Filed June 14, 2006
File No. 333-130777

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2005
Filed June 14, 2006
File No. 0-09268

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2006
Filed June 14, 2006
File No. 0-09268

Amendment No. 3 to Form 8-K
Filed June 14, 2006
File No. 0-09268

Response Letter Filed July 20, 2006

Dear Ms. Richter and Mr. Hiller:

On behalf of Geokinetics Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in its comment letter dated June 26, 2006 (the “Comment Letter”). For your convenience, we have repeated each comment exactly as given in the Comment Letter and set forth below such comment is the Company’s response.

Form S-1/A2 Filed June 14, 2006

Incorporation of Certain Documents by Reference, page ii

1.                  Please revise your disclosure of the filing date for Amendment No. 3 of Form 8-K to indicate June 14, 2006, as reflected in EDGAR.

Response:  The Company has revised and corrected its disclosures on page ii of the Form 8-K in response to the Staff’s comment.

Exhibit 23.3 — Consent of Independent Registered Public Accounting Firm

2.                  Please ask Trace Energy Services Ltd.’s independent accountants, KPMG LLP, to ensure that its reference to your registration statement amendment date is correct in its updated consent to be filed with your next registration statement amendment.

Response:  The consent of KPMG LLP filed with Amendment No. 3 to the Registration Statement on Form S-1 has eliminated the reference to the date of the prior amendment.

Form 10-K/A Filed June 14, 2006

General

3.                  Please add an explanatory note to the forepart of your filing summarizing the main reasons for your amendment. Add a similar explanatory note to the forepart of your amended
Forms 10-Q and 8-K.

Response:  An Explanatory Note has been added to page ii of Amendment 2 to Form 10-K, page 1 of Amendment 2 to Form 10-Q, and on the first page after the cover page of Amendment 4 to the Form 8-K.

Financial Statements

Note 1 — Summary of Significant Accounting Policies, page F-9

Reclassifications and Additional Disclosures, page F-9

4.                  Please revise your disclosure to remove the suggestion that the SEC requested additional disclosures, reclassifications and revisions to your financial statements. Your company’s management should take full responsibility for correcting the financial statements.

Response:  The Company’s disclosure under the heading “Reclassifications and Additional Disclosures” in Note 1 on page F-9 has been revised in accordance with the Staff’s comment.

Revenue Recognition and Work In Process, page F-10

5.                  We note you have added disclosures regarding your revenue recognition policy in response to prior comment 14. Please further augment that disclosure to clarify whether there are any cancellation provisions available to your customers under your contracts that would entitle them to a refund of amounts paid or which would release them from any obligation to compensate you for the value of work performed (e.g. instances where you are unable to complete work in accordance with certain milestones or within a given period of time). Please also indicate how recognition is handled in instances where you have revenue sharing arrangements (e.g. where a customer funding a survey would be entitled to some portion of licensing revenues secured from other customers). Finally, please disclose how you are handling fees received during periods of mobilization, prior to the commencement of services. In each case, details of your disclosure should be sufficiently clear to understand how the conditions under which you recognize revenue support your determination that delivery and customer acceptance have occurred, and that revenues were fixed and determinable, as would be required under SAB Topic 13:A.

Response:  In response to the Staff’s comments, the Company has expanded its disclosure on (1) page 17 and in Note 1 on page F-10 of Amendment 2 to Form 10-K, and (2) page 14 under the heading “Revenue Recognition and Work in Progress” of Amendment 3 to  Form S-1. Such disclosure accurately reflects the Company’s revenue recognition policies, including its policy of reducing any liability for deferred revenue as revenues are recognized.

Note 7 — Restructuring of Debt, Reverse Stock Split and Private Placement of Common Stock, page F-17

6.                  We note that in response to prior comment 9, you added disclosure explaining that your $83.8 million gain resulted from a comprehensive restructuring that eliminated $80 million in your debt obligations under your 2003 and 2005 Senior Secured Notes and reduced your lease obligations to GeoLease.

While your added note disclosure provides more details on the nature and terms of the transactions that gave rise to your $83.8 million gain, it would be helpful to have additional disclosure covering the reasons the note holders agreed to the terms that you describe. It should be clear why the 2005 note holders were willing to give up $71 million in principal and accrued interest in exchange for only $15,000 in cash, and the 2003 note holders were willing to give up $9 million in principal and accrued interest in exchange for only $82,709 in cash and 1.1 million of your common shares, rather than take custody of your assets or ownership of the company either through bankruptcy or otherwise, since you describe the notes as being secured. Further, please address the disproportionate terms of settlement between the 2005 and 2003 notes.

Response:  In response to the Staff’s comments, the Company has provided additional disclosure in Note 7 on page F-17 of Amendment 2 to Form 10-K.

Form 8-K/A3 Filed June 14, 2006

Unaudited Pro Forma Financial Statements, page 23

7.                  We have read the disclosure you added in response to prior comment 27, regarding the various adjustments made to conform the Trace Energy Services presentation of certain revenue and cost items to that of Geokinetics. Although you indicate that the historical presentation conforms to industry practice, the nature of the underlying transactions remains unclear. Since you state that a portion of the debit recorded against revenues represents “...reimbursement of costs for which Trace derives no benefit nor bears any cost,” you should further explain why that item appears in the historical financial statements, and how you have handled the credit offsetting the initial debit in recording this item in the historical financial statements. Further, you should explain how costs incurred by subcontractors are given accounting recognition in the Trace Energy Services financial statements, or clarify if these are actually costs Trace Energy Services has paid subcontractors for services. Tell us the Canadian and U.S. GAAP literature that you believe accommodates the presentation for both items. Please note that under SAB Topic 1:M.2, industry practice will not override U.S. GAAP.

Response:  In response to the Staff’s comments, the Company has (1) revised the Consolidated Statements of Operations and Deficit and added Note 14 — Reclassification on page 22 of Amendment 4 to Form 8-K and made corresponding changes to Geokinetics Inc. Unaudited Pro Forma Statements of Operations on pages 24 and 25 of Amendment 4 to Form 8-K; and (2) added additional disclosure in Note 2 on page 7, made a corresponding change to the Geokinetics Inc. Consolidated Statements of Operations on page 5 and made corresponding changes to the Results of Operations on pages 14 and 15 of Amendment 2 to the Form 10-Q.

In addition to the comments received from the Staff in the Comment Letter, the Company has included additional disclosure in Amendment No. 3 to Form S-1 in response to verbal comments that were communicated to the undersigned on July 14, 2006.  Following is a summary of the Company’s responses to those comments:

•      The Company has updated the stock price information through July 19, 2006, on the cover page and on page 31 of Amendment No. 3.

•      The Company has revised the language on page ii of Amendment No. 3 regarding the incorporation by reference of the Company’s Quarterly Report on Form 10-Q and its Annual Report on Form 10-K.  In addition, the Company has incorporated by reference an additional Form 8-K filed July 17, 2006.

•      The Company has revised the disclosure on pages 3 and 8 of Amendment No. 3 to reflect that it has applied the proceeds from the second closing of the PIPE Transaction.

•      The Company has updated the disclosure regarding the security ownership of certain beneficial owners and management on page 28 of Amendment No. 3.

•      The Company has expanded its disclosure in flip note 1 to the Selling Stockholders table on page 34 of Amendment No. 3 to disclose the status of its obligations to pay liquidated damages to investors in the PIPE Transaction.

•      The Company has added Exhibit 10.30 to Item 16 on page II-7 and to the Index to Exhibits and filed Exhibit 10.30.

•      The signatures on Amendment No. 3 have been updated to today’s date and the consents of the Company’s accountants in Exhibits 23.2 and 23.3 have been updated to July 19.

If you have any questions or require additional information, please call me at (713) 658-2572.

Very truly yours,

CHAMBERLAIN, HRDLICKA, WHITE,
                WILLIAMS & MARTIN, P.C.

/s/ James J. Spring, III

James J. Spring, III

JJS:wb
0574398.04
940480-000000

cc:           Mr. Thomas J. Concannon
                Mr. Michael A. Schott
                Ms. Lily Dang
                Mr. Don Delaney
                Ms. Donna Levy